Exhibit 99.50

Penn West Energy Trust announces 2006 first quarter results

CALGARY, May 9 /CNW/ - PENN WEST ENERGY TRUST (TSX - PWT.UN) is pleased to announce results for the first quarter ended March 31, 2006.

Financial Results

•                                          Net income increased 116 percent to $144 million ($0.88 per unit, basic) in the first quarter of 2006 compared to $67 million ($0.41 per unit, basic) in the same period of 2005 due to higher commodity prices and lower income tax provisions. Net income in the first quarter of 2006 was 40 percent lower than the $241 million ($1.48 per unit, basic) realized in the fourth quarter of 2005 due to lower commodity prices.

•                                          Cash flow(1) of $243 million ($1.49 per unit, basic) in the first quarter of 2006 was 7 percent lower than the cash flow of $260 million ($1.61 per unit, basic) realized in the first quarter of 2005 due to $63 million of foreign exchange gains realized in the first quarter of 2005 and 27 percent lower than the fourth quarter of 2005 cash flow of $333 million ($2.03 per unit, basic) due to lower commodity prices.

Operations

•                                          Production averaged 96,713 boe per day in the first quarter of 2006. Crude oil and liquids production averaged 52,226 barrels per day for the quarter and natural gas production averaged 267 mmcf per day for the quarter. Average daily production was in line with budget projections and was approximately 1.5 percent lower than the fourth quarter of 2005.

•                                          During the first quarter of 2006, Penn West drilled a total of 103 net wells in its core areas including 59 gas wells and 34 oil wells.

•                                          Penn West completed the majority of its capital program in the quarter. New production from first quarter development wells will be added in the second quarter.

Distributions

•                                          On February 2, 2006, the Trust announced a 10 percent increase in distributions to $0.34 per unit, per month, payable on March 15, 2006 to unitholders of record on February 28, 2006. The Trust has increased distributions by a total of 31 percent since converting to a trust.

•                                          Distributions paid in the first quarter of 2006 represented approximately 64 percent of cash flow and 108 percent of net income prior to the consideration of the distribution re-investment program.

Proposed Merger

•                                          On April 16, 2006, Penn West Energy Trust (“Penn West”) and Petrofund Energy Trust (“Petrofund”) announced that they have entered into an arrangement agreement that provides for the combination of Penn West and Petrofund to create the largest conventional oil and gas trust in North America (the “Combined Trust”) with an enterprise value of more than $11 billion. The Combined Trust will operate under the Penn West name and will be led by the senior management team of Penn West including William Andrew as President and Chief Executive Officer and David Middleton as Executive Vice President and Chief Operating Officer.

HIGHLIGHTS

Financial	Three months ended March 31
($millions, except per unit amounts)	2006	2005	% change
Gross revenues	$433.9	$405.3	7
Cash flow(1)	243.2	260.1	(7)
Basic per unit(2)	1.49	1.61	(8)
Diluted per unit(2)	1.47	1.58	(7)
Net income	144.4	66.9	116
Basic per unit(2)	0.88	0.41	115
Diluted per unit(2)	0.87	0.41	112
Capital expenditures, net	158.0	201.7	(22)
Total debt, at period end	725.8	728.2	—
Distributions paid	156.9	—	—
Dividends paid	—	6.7	—

Operations
Daily production
Natural gas (mmcf/d)	266.9	289.1	(8)
Light oil and NGL (bbls/d)	31,541	34,219	(8)
Conventional heavy oil (bbls/d)	20,685	18,943	9
Total production	96,713	101,343	(5)
(boe/d (at) 6:1)(3)
Average sales price
Light oil and NGL ($/bbl)	$62.09	$56.00	11
Conventional heavy oil ($/bbl)	30.76	28.06	10
Natural gas ($/mcf)	8.12	6.85	19
Netback per boe (6:1)(3)
Sales price	49.23	43.70	13
Risk management activities	0.62	0.73	(15)
Net sales price	49.85	44.43	12
Royalties	9.36	7.95	18
Operating expenses	9.88	8.51	16
Transportation	0.66	0.65	2
Operating netback	$29.95	$27.32	10

(1)     Cash flow is a non-generally accepted accounting principles (“GAAP”) term and represents cash flow from operating activities before changes in non-cash working capital, cash option payments, and environmental expenditures and includes realized foreign exchange gains. Refer to the Calculation of Cash Flow table on the first page of the Management’s Discussion and Analysis.

(2)     The 2005 comparative figures have been restated to reflect the conversion ratio of three trust units issued for each Penn West common share pursuant to the plan of arrangement.

(3)     Barrels of oil equivalent (boe) are based on six mcf of natural gas equals one barrel of oil (6:1).

DRILLING PROGRAM

	Three months ended March 31
	2006		2005
	Gross	Net	Gross	Net
Natural gas	68	59	92	90
Oil	41	34	47	44
Dry	10	10	7	7
Total wells	119	103	146	141
Success Rate		90%		95%

UNDEVELOPED LANDS

	As at March 31
	2006	2005	% change
Gross acres (000s)	4,342	5,875	(26)
Net acres (000s)	4,140	5,572	(26)
Average working interest	95%	95%	—

FARM OUT ACTIVITY

	Three months ended March 31
	2006	2005
Wells drilled on farm out lands (1)	22	42

(1)     Wells drilled on Penn West lands, including re-completions and re-entries, by independent operators pursuant to farm out agreements.

CORE AREAS

	Net wells drilled for	Undeveloped land as at
	the three months ended	March 31, 2006
Core Area	March 31, 2006	(thousands of net acres)
Central	30	1,298
Plains	40	1,056
Northern	33	1,786
	103	4,140

TRUST UNIT DATA (millions of units)

	2006	2005(1)	% change
Weighted average:
(Three months ended March 31)
Basic	163.5	161.7	1
Diluted	165.8	165.0	1
Outstanding: (as at March 31)
Basic	163.8	161.7	1
Basic plus trust unit rights	173.4	172.2	1

(1)     The 2005 comparative figures have been restated to reflect the conversion ratio of three trust units issued for each Penn West common share pursuant to the plan of arrangement.

LETTER TO OUR UNITHOLDERS

Over the eleven months since the formation of Penn West Energy Trust, we have concentrated efforts on our business plan that focuses on developing an energy income trust that will be able to provide distributions to our unitholders over the long-term. Penn West’s business plan provides for near-term focus on improving capital and operating efficiency through the development and optimization of our extensive inventory of producing properties. We are focused on the medium term with exploration and delineation drilling on conventional projects and on the development of primary production in the Peace River Oil Sands Block at the Seal Main and Seal Cadotte projects. Our long-term vision incorporates enhanced oil recovery projects anchored by the C02 miscible flood at Pembina and the potential for thermal recovery in the Peace River Oil Sands Block. To complement these more traditional vehicles for long-term viability, we have added a focus on asset rationalization that incorporates monetizing our land base, facilitating property acquisitions and divestitures, and acquiring assets that complement and enhance our focus areas.

On April 16, 2006, we announced our intention to merge Penn West Energy Trust with Petrofund Energy Trust. The proposed merger provides Penn West with the opportunity to complement and enhance our roster of assets by acquiring properties that produce approximately 41,000 barrels of oil equivalent per day. The combination of the existing Penn West and Petrofund assets will create a new Penn West Energy Trust with 135,000 barrels of oil equivalent production per day, forecast annualized cash flow of $1.5 billion (assuming a WTI US $63.00 oil price and an $8.00 AECO gas price), and market capitalization of approximately $10 billion. The combined trust will have a balanced production stream, enhanced interests in large light oil reservoirs and improved asset longevity through a lower annual production decline rate and an increased reserves life index.

Details of the proposed merger are outlined in our joint press release of April 16, 2006. We will be providing more substantive documentation supporting the proposed merger in the proxies to our unitholders. We anticipate that the proxy information and ballots will be mailed before the end of May 2006. In connection with the proposed merger, we agreed to seek a listing for Penn West Energy Trust on the New York Stock Exchange. We anticipate securing the listing prior to the Annual and Special Meeting of our Unitholders in late June 2006.

In addition to outlining terms of the proposed Penn West/Petrofund merger, our first quarter 2006 work focused on a capital plan that included drilling the initial commercial phase at Seal Main, adding Northern gas production at Wildboy and Firebird as well as numerous re-completions, re-activations, well stimulations and facility optimizations on our asset base. Our overall average capital efficiency was approximately $25,000 per flowing barrel of oil equivalent per day in the first quarter of 2006.

The Pembina enhanced oil recovery project continues to move forward with the completion of an in-depth CO2-supply pipeline engineering study and the completion of a detailed geological model for the first phase of the commercial project. After approximately one year of injection, the Pembina CO2 pilot project continues to match reservoir modeling and, as a result, we have recently increased CO2 injection rates by 25 percent.

First quarter capital expenditures included $11 million in the Peace River Oil Sands Block to add 82,000 net acres of undeveloped oil sands leases, increasing our total oil sands holdings in the Block to over 300,000 net acres (approximately 470 sections). The decision to acquire more land in the play was prompted by a successful first quarter drilling program at Seal Main, Seal Cadotte and Seal North. We remain on track and on budget with this long-life project and recently entered an agreement to acquire an interest in an oil battery and capacity in an 85 kilometer oil sales pipeline.

We remain firm in our commitment to unitholders to develop a trust with viable long-life assets and focus on projects that incorporate technology to enhance reservoir production and increase reserve life, while working in harmony with the environment and our stakeholders.

On behalf of the Board of Directors,

(signed)

William E. Andrew

President and CEO

Calgary, Alberta

May 9, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
Three months ended March 31, 2006

Management’s discussion and analysis (“MD&A”) of financial conditions and results of operations should be read in conjunction with the unaudited interim consolidated financial statements of Penn West Energy Trust (the “Trust”) for the three months ended March 31, 2006, and the audited consolidated financial statements and MD&A of the Trust for the year ended December 31, 2005. Subsequent to the conversion of Penn West Petroleum Ltd. (the “Company”) to an income trust on May 31, 2005, the financial results of the Trust are presented on a continuity of interest basis as if it historically carried on the business of the Company. The date of this MD&A is May 8, 2006.

All dollar amounts contained in this document are expressed in millions of Canadian dollars unless noted otherwise.

The business environment in which the Trust operates continues to reflect strong oil and natural gas prices, low interest rates and a stable regulatory environment.

References to cash flow, cash flow per unit-basic, cash flow per unit-diluted, and netbacks included in this MD&A are considered non-generally accepted accounting principles (“GAAP”) measures and may not be comparable to similar measures provided by other issuers. Management utilizes cash flow, as defined in the following table, and netbacks to assess financial performance and the capacity of the Trust to fund distributions and future capital programs.

Calculation of Cash Flow ($ millions, except per unit amounts)

	Three months ended March 31
	2006	2005
Cash flow from operating activities	$207.7	$199.7
Increase (decrease) in non-cash working capital	28.6	(16.5)
Payments for surrendered options	—	7.3
Environmental expenditures	6.9	6.6
Realized foreign exchange gains	—	63.0
Cash flow	$243.2	$260.1

Basic per unit(1)	$1.49	$1.61
Diluted per unit(1)	$1.47	$1.58

Quarterly Financial Summary ($ millions, except per unit and production amounts)(unaudited)

	Penn West Energy Trust
	Mar 31	Dec 31	Sept 30	June 30
Three months ended	2006	2005	2005	2005
Gross revenues	$433.9	$554.5	$535.0	$424.2
Cash flow	243.2	332.6	334.9	257.0
Basic per unit(1)	1.49	2.03	2.06	1.58
Diluted per unit(1)	1.47	2.03	2.04	1.49
Net income	144.4	241.1	209.5	59.7
Basic per unit(1)	0.88	1.48	1.29	0.37
Diluted per unit(1)	$0.87	$1.46	$1.27	$0.34

Distributions declared	$162.0	$151.8	$127.3	$42.4
Per unit(1)	0.99	0.93	0.78	0.26

Dividends declared	$—	$—	$—	$—
Per unit(1)	—	—	—	—

Production
Liquids(2) (bbls/d)	52,226	51,953	51,634	50,633
Natural gas (mmcf/d)	266.9	277.5	289.0	295.7
Total (boe/d)	96,713	98,205	99,802	99,910

	Penn West Petroleum Ltd.
	Mar 31	Dec 31	Sept 30	June 30
Three months ended	2005	2004	2004	2004
Gross revenues	$405.3	$400.5	$384.3	$390.4
Cash flow	260.1	237.8	236.5	211.2
Basic per unit(1)	1.61	1.47	1.46	1.31
Diluted per unit(1)	1.58	1.44	1.44	1.29
Net income	66.9	68.6	76.7	65.5
Basic per unit(1)	0.41	0.42	0.48	0.41
Diluted per unit(1)	$0.41	$0.42	$0.47	$0.40

Distributions declared	$—	$—	$—	$—
Per unit(1)	—	—	—	—

Dividends declared	$10.8	$6.7	$6.7	$6.7
Per unit(1)	0.07	0.04	0.04	0.04

Production
Liquids(2) (bbls/d)	53,162	53,781	52,966	54,316
Natural gas (mmcf/d)	289.1	307.4	316.0	329.8
Total (boe/d)	101,343	105,007	105,639	109,280

(1)     Per unit figures for the periods prior to June 30, 2005 have been restated to reflect the conversion of Penn West common shares to trust units using an exchange ratio of three trust units per share pursuant to the plan of arrangement.

(2)     Includes crude oil and natural gas liquids.

RESULTS OF OPERATIONS

Production

	Three months ended March 31
Daily production	2006	2005	% change
Natural gas (mmcf/d)	266.9	289.1	(8)
Light oil and NGL (bbls/d)	31,541	34,219	(8)
Conventional heavy oil (bbls/d)	20,685	18,943	9
Total production (boe/d)(1)	96,713	101,343	(5)

(1)     Barrels of oil equivalent (boe) are based on six mcf of gas equals one barrel of oil (6:1)

Natural gas accounted for 46 percent of the Trust’s production in the first quarter of 2006 compared to 48 percent in 2005. Natural declines in reservoir performance and reduced capital expenditures subsequent to converting to a trust were the main contributors to this production decline. In addition, natural gas production in the first quarter of 2006 was reduced by 2.4 mmcf/d by the failure of a field booster compressor at Wildboy and a required pipeline replacement in Willesden Green reduced first quarter 2006 production by approximately 600 boe per day.

Commodity Markets

Natural Gas

Natural gas prices declined from near record highs throughout the first quarter of 2006 due to an unusually warm winter that weakened demand and kept storage levels relatively high. Canadian spot gas prices at AECO for the first quarter of 2006 decreased by $2.28/mcf or 21 percent from the prior quarter to average $9.35/mcf. AECO natural gas prices were up $2.69/mcf, a 28 percent increase, and NYMEX natural gas prices averaged US$9.02/MMbtu, a 30 percent increase, in the first quarter of 2006 compared to the first quarter of 2005.

Crude Oil

International crude prices continued to strengthen with benchmark West Texas Intermediate (WTI) averaging $63.48 US/bbl for the first quarter of 2006, up $3.46 US/bbl over the prior quarter, and $13.64 US/bbl or 27 percent over the first quarter of 2005. Prices were up in the first quarter due to high demand for crude oil and refined products. The Canadian par price for light sweet crude oil increased 12 percent year-over-year, underperforming WTI due to a well supplied market of sweet crude oil in North America and the strengthening of the Canadian dollar relative to the US dollar.

Average Prices Received

	Three months ended March 31
Average sales prices	2006	2005	% change
Natural gas ($/mcf)	$8.12	$6.85	19
Risk management activities ($/mcf)	0.22	0.26	(15)
Natural gas (including risk management) ($/mcf)	8.34	7.11	17

Light oil and liquids ($/bbl)	62.09	56.00	11

Conventional heavy oil ($/bbl)	30.76	28.06	10
Weighted average ($/boe)	49.23	43.70	13
Risk management activities ($/boe)	0.62	0.73	(15)

Weighted average (including risk management) ($/boe)	$49.85	$44.43	12

Operating Netbacks

	Three months ended March 31
	2006	2005	% change
Natural gas:
MMCF per day	266.9	289.1	(8)
Operating netback ($per mcf):
Sales price	$8.12	$6.85	19
Hedging gain	0.22	0.26	(15)
Royalties	1.78	1.47	21
Operating costs	0.94	0.78	21
Transportation	0.23	0.22	5

Netback	$5.39	$4.64	16

Light oil and NGL:
Barrels per day	31,541	34,219	(8)
Operating netback ($per bbl):
Sales price	$62.09	$56.00	11
Royalties	10.43	8.85	18
Operating costs	15.41	13.65	13

Netback	$36.25	$33.50	8

Conventional heavy oil:
Barrels per day	20,685	18,943	9
Operating netback ($per bbl):
Sales price	$30.76	$28.06	10
Royalties	4.85	4.20	15
Operating costs	10.55	8.97	18
Transportation	0.15	0.09	67

Netback	$15.21	$14.80	3

Total Liquids:
Barrels per day	52,226	53,162	(2)
Operating netback ($per bbl):
Sales price	$49.68	$46.04	8
Royalties	8.22	7.19	14
Operating costs	13.48	11.98	13
Transportation	0.06	0.03	100

Netback	$27.92	$26.84	4

Combined totals:
Barrels of oil equivalent(1)
Daily production	96,713	101,343	(5)
Operating netback ($per boe):
Sales price	$49.23	$43.70	13
Hedging gain	0.62	0.73	(15)
Royalties	9.36	7.95	18
Operating costs	9.88	8.51	16
Transportation	0.66	0.65	2
Netback	$29.95	$27.32	10

(1)     Barrels of oil equivalent (boe) are based on six mcf of natural gas equals one barrel of oil (6:1).

Production Revenues

	Three months ended March 31
Revenues ($ millions)	2006	2005	% change
Natural gas	$200.4	$185.0	8
Light oil and liquids	176.2	172.5	2
Conventional heavy oil	57.3	47.8	20
Total	$433.9	$405.3	7

Increases (decreases) in production revenues

($ millions)
Gross revenues - January 1 - March 31, 2005	$405.3
Decrease in light oil and NGL production	(13.5)
Increase in light oil and NGL prices	17.3
Increase in conventional heavy oil production	4.4
Increase in conventional heavy oil prices	5.0
Decrease in natural gas production	(14.2)
Increase in natural gas prices	29.6
Gross revenues - January 1 - March 31, 2006	$433.9

For the first quarter of 2006, gross revenues increased 7 percent to $434 million from $405 million for the same period in 2005 as the 12 percent increase in commodity prices more than offset the 5 percent decline in production.

Royalties

	Three months ended March 31
	2006	2005	% change
Royalties ($millions)	$81.5	$72.6	12
Average royalty rate (%)	19	18	6
$/boe	$9.36	$7.95	18

Royalties were $81.5 million in the first quarter of 2006 compared to $72.6 million in the first quarter of 2005, and averaged $9.36 per boe or 19 percent of revenue in the first quarter compared to $7.95 per boe or 18 percent of revenue for the same period in 2005. The slightly higher average royalty rate in the 2006 period was due to higher commodity prices in 2006 and higher royalty credits for miscible flood activities in the 2005 period.

Expenses

	Three months ended March 31
($ millions)	2006	2005	% change
Operating	$85.9	$77.7	11
Transportation	5.8	5.9	—
Interest	6.4	4.9	31
Unit-based compensation	$3.0	$18.4	(84)

	Three months ended March 31
($ per boe)	2006	2005	% change
Operating	$9.88	$8.51	16
Transportation	0.66	0.65	2
Interest	0.74	0.54	37
Unit-based compensation	$0.34	$2.01	(83)

During the first quarter of 2006, operating expenses increased 11 percent to $85.9 million compared to $77.7 million in the same period for 2005. On a per unit basis, operating costs increased 16 percent to $9.88 per producing boe during the quarter compared to $8.51 per producing boe in the same period for 2005.

Strong demand for oilfield services continues to put upward pressure on cash costs, and a higher proportion of liquids production and lower overall production contributed to the higher per unit costs.

General and administrative	Three months ended March 31
($ millions, except per boe amounts)	2006	2005	% change
Gross	$12.1	$11.5	5
Per boe	1.39	1.26	10
Net	7.0	4.3	63
Per boe	$0.81	$0.47	72

Gross general and administrative costs increased 5 percent to $12.1 million in the first quarter of 2006 from $11.5 million for the same period of 2005. The higher costs in 2006 were a result of increased staffing and salary levels, and increasing costs of regulatory compliance. The increase in net general and administrative expenses is due to lower capital overhead recoveries resulting from lower capital expenditures subsequent to converting to a trust.

Interest and Financing Charges

Interest and financing charges for the first quarter of 2006 were $6.4 million or $0.74 per producing boe compared to $4.9 million or $0.54 per producing boe for the comparable period in 2005. The Trust uses short-term money market transactions to realize lower interest rates and the average prime interest rate increased to 5.3 percent for the first quarter of 2006 from an average of 4.2 percent in the same quarter of 2005.

Unit-based compensation

Unit-based compensation costs were $3.0 million in the first quarter of 2006 resulting from the unit rights issued since the trust conversion. Stock-based compensation costs of $18.4 million in the first quarter of 2005 related to the stock option plan that contained a cash settlement alternative.

Upon conversion to an income trust at the end of May 2005, all previously unvested stock options vested in accordance with the terms of the stock option plan and the plan of arrangement. In May 2005, the Trust implemented a unit rights incentive plan. Compensation expense related to this plan is based on the fair value of trust unit rights issued as determined using the Black-Scholes option-pricing model. The resulting fair value is expensed over the remaining vesting periods on a straight-line basis.

Taxes

	Three months ended March 31
($ millions)	2006	2005	% change
Capital	$4.1	$2.7	52
Current income	—	40.1	—
Future income (recovery)	(9.9)	3.6	(375)
	$(5.8)	$46.4	(113)

In the first quarter of 2006, there was a tax recovery of $5.8 million compared to a provision of $46.4 million for the first quarter of 2005.

Capital taxes were $4.1 million for the first quarter of 2006 compared to $2.7 million for the comparable period of 2005 due to a higher Saskatchewan resource surcharge.

Under the Trust’s structure, the operating corporation makes interest and royalty payments to the Trust, transferring income tax liability to the unitholders. To the extent the Trust does not distribute all of its taxable income to unitholders in a calendar year, an additional “special distribution” would be required for the Trust to distribute all of its remaining taxable income. It is currently anticipated that the operating company will pay no cash income taxes, and future income tax liabilities on the balance sheet are expected to be reduced over time. Accordingly, no current income tax provision was recorded for the first quarter of 2006 (2005 - $40.1 million). A future income tax recovery of $9.9 million was recorded for the first quarter of 2006 due to a reduction in the expected future income tax rate and income allocated to the Trust.

Depletion, Depreciation and Accretion

The provision for depletion, depreciation and accretion increased by 5 percent to a total of $112.5 million in the first quarter of 2006 from $106.7 million in the same period of 2005. The depletion rate increased by 10 percent to $12.92 per boe in the first quarter of 2006 compared to $11.70 per boe in the same period of 2005. The rate increase was due to an increased emphasis on infill drilling and other production optimization activities consistent with a capital program focused on capital efficiency. Generally, a lower amount of reserve additions are assigned to these activities than conventional exploration and development company activities however production is added or maintained at a lower capital cost per flowing barrel of production.

Accretion of the asset retirement obligation was $5.7 million in the first quarter of 2006 compared to $4.9 million for the first quarter of 2005.

Foreign Exchange

For the period ended March 31, 2006, the Trust had no US dollar denominated debt. Accordingly, there was no foreign exchange gain or loss on the translation of debt to Canadian dollars in the quarter compared to a $1.5 million net foreign exchange loss for the first quarter of 2005. During the first quarter of 2005, the Company realized a foreign exchange gain of $63 million on the conversion of US $205 million of US denominated debt to Canadian dollars.

Net income and cash flow

($ millions, except per unit	Three months ended March 31
amounts)	2006	2005	% change
Net income	$144.4	$66.9	116
Basic per unit(1)	0.88	0.41	115
Diluted per unit(1)	0.87	0.41	112

Cash flow	243.2	260.1	(7)
Basic per unit(1)	1.49	1.61	(8)
Diluted per unit(1)	$1.47	$1.58	(7)

(1)     The 2005 comparative figures have been restated to reflect the conversion ratio of three trust units issued for each Penn West common share pursuant to the plan of arrangement.

The Trust realized net income of $144 million for the first quarter, an increase of 116 percent over the first quarter of 2005. The increase in net income resulted from higher commodity prices and lower income tax provisions in 2006. The Company provided $40 million for current income taxes in the first quarter of 2005 compared to nil in the first quarter of 2006 for the Trust.

Cash flow decreased 7 percent to $243 million in the first quarter of 2006 from $260 million in the same period in 2005. The Company realized foreign exchange gains of $63 million in the first quarter of 2005 and provided for $40 million in cash income taxes. The Trust did not realize any foreign exchange gains in the first quarter of 2006 and did not provide for any cash income taxes.

Capital Expenditures

	Three months ended March 31
($ millions)	2006	2005
Property (dispositions) acquisitions, net	$(2.1)	$0.3
Land acquisition and retention	13.4	4.3
Drilling and completions	96.9	142.7
Facilities and well equipping	47.0	47.9
Geological and geophysical	1.3	4.0
Research and development	1.1	2.2
Administrative	0.4	0.3
Capital expenditures	$158.0	$201.7

Capital expenditures of $158 million in the first three months of 2006 consisted of $160 million of exploration and development spending and $2 million of net dispositions. For the comparable period in 2005, capital expenditures were $202 million consisting of exploration and development spending. During the first quarter of 2006, approximately $11 million of land acquisition capital was incurred for 82,000 acres of oil sands leases in the Peace River Oil Sands Block to increase the Trust’s position to over 300,000 acres.

Research and development represents capital expenditures related to the Pembina CO2 pilot project, including injectants, for which no reserves have been booked. Capital expenditures exclude the impact of property, plant and equipment adjustments for asset retirement obligations and future income taxes. For details of these adjustments, see notes 3 and 5 to the unaudited interim consolidated financial statements.

Business Risks

Market Risk Management

The Trust is exposed to normal market risks inherent in the oil and natural gas business, including credit risk, commodity price risk, interest rate risk and foreign currency risk. The Trust, from time to time, attempts to minimize exposure to these risks using financial instruments.

Credit Risk

Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. All of the Trust’s receivables are with customers in the oil and natural gas industry and are subject to normal industry credit risk. In order to limit the risk of non-performance of counterparties to derivative instruments, the Trust transacts only with financial institutions with high credit ratings and by obtaining security in certain circumstances.

Commodity Price Risk

The Trust has substantial exposure to commodity price fluctuations. Crude oil prices are influenced by worldwide factors such as OPEC actions, supply and demand fundamentals, and political events. Natural gas prices are generally influenced by oil prices and North American natural gas supply and demand factors. Pursuant to policy, the Trust may, from time to time, manage these risks through the use of costless collars or other financial instruments up to a maximum of 50 percent of sales volumes.

The Trust maintains an active risk management program. For a current summary of all outstanding oil and natural gas hedging contracts, please refer to our website at www.pennwest.com. Other financial instruments include Alberta electricity contracts, with positive mark-to-market values. For details of the financial instruments outstanding on March 31, 2006, see note 8 to the unaudited interim consolidated financial statements.

Interest Rate Risk

The Trust maintains its debt in floating-rate bank facilities resulting in exposure to fluctuations in short term interest rates. From time to time, the Trust may increase the certainty of future interest rates using financial instruments to swap floating interest rates for fixed rates or to collar interest rates. The Trust had no financial instruments in place at March 31, 2006 that would impact interest rate exposure. Subsequent to the quarter end, the Trust entered interest rate swaps that fix the interest rate for 2 years at 4.36 percent on $100 million of bank debt.

Foreign Currency Rate Risk

Prices received for sales of crude oil are referenced to, or denominated in, US dollars. Accordingly, realized oil prices may be impacted by CAD/USD exchange rates. When considered appropriate, the Trust may use financial instruments to fix or collar future exchange rates. At March 31, 2006, the Trust had no financial instruments outstanding related to foreign exchange rates.

Liquidity and Capital Resources

Capitalization

	March 31, 2006		December 31, 2005
	$ millions	%	$ millions	%
Trust unit equity, at market	$6,992	90.6	$6,203	90.3
Bank loan	610	7.9	542	7.9
Working capital deficiency	115	1.5	127	1.8
	$7,717	100.0	$6,872	100.0

Under the terms of its trust indenture, the Trust is required to distribute all of its taxable income to unitholders. Distributions may be monthly or special and in cash or in trust units at the discretion of the Board of Directors. To the extent that additional cash distributions are paid and capital programs are not adjusted, debt levels may increase. In the event that a special distribution in the form of trust units is declared, the terms of the trust indenture require that the outstanding units be consolidated immediately subsequent to the distribution. The number of outstanding trust units would remain at the number outstanding immediately prior to the distribution of trust units and that portion of the Trust’s taxable income would be allocated to the unitholders.

Distributions to unitholders and the capital program in the first three months of 2006 were funded using internally generated cash flow, and by using bank lines of credit. During the first three months of 2006, Penn West paid distributions of $156.9 million compared to dividends of $6.7 million for the first quarter of 2005. The first monthly cash distribution of the Trust, in the amount of $0.26 per trust unit, was paid on July 15, 2005 to unitholders of record on June 30, 2005. The Trust subsequently raised the monthly distribution to the current amount of $0.34 per trust unit, which represents a 31 percent increase in distributions over the eleven-month period since converting to a trust. The distribution increase was established due to current and forward commodity prices exceeding initial expectations, hedging contracts put in place to increase the likelihood of achieving revised projections, strong industry interest in the Trust’s undeveloped land base, and projected capital requirements for 2006 and beyond.

The philosophy of the Trust is to retire approximately 10 percent of its opening asset retirement obligations annually from cash flow. Due to the extent of its environmental programs, the Trust believes little or no benefit would result from the initiation of a reclamation fund. The Trust believes its program is sufficient to meet or exceed existing environmental regulations and best industry practices. In the event of significant changes to the environmental regulations or the cost of environmental activities, a higher portion of cash flow may be required to fund environmental expenditures.

Reconciliation of Cash Flow to Distributions

Three months ended
($ millions, except indicators and per unit amounts)	March 31, 2006

Cash flow from operating activities	$207.7
Increase in non-cash working capital	28.6
Environmental expenditures	6.9
Cash flow	$243.2
Funding of capital expenditures	(158.0)
Environmental expenditures	(6.9)
Increase in debt	83.7
Cash distributions declared	$162.0
Accumulated cash distributions, beginning of period	321.5

Accumulated cash distributions, end of period	$483.5

Net income	$144.4

Distributions declared as a percentage of net income	112%
Distributions declared as a percentage of cash flow	67%
Distributions declared per unit	$0.99

Bank debt at March 31, 2006, was $610 million compared to $542 million at December 31, 2005 and $512 million at March 31, 2005. In the second quarter of 2005, the Trust entered into a three year unsecured, extendible, revolving syndicated credit facility with an aggregate borrowing limit of $1,170 million and a $50 million operating facility. In the second quarter of 2006, the facility was amended to reduce stamping fees to 60 to 110 basis points and standby fees to 12.5 to 20.0 basis points depending on the Trust’s consolidated ratio of bank debt to earnings before interest, taxes and depreciation and depletion (“EBITDA”). The termination date was extended to May 31, 2009. The Trust is in compliance with all of its financial covenants that are as follows:

•                       Consolidated bank debt to EBITDA shall be less than 3:1 except in certain circumstances and shall not exceed 3.5:1;

•                       Consolidated total debt to EBITDA shall be less than 4:1;

•                       Consolidated bank debt to total trust capitalization shall not exceed 50 percent except in certain circumstances and shall not exceed 55 percent.

As at March 31, 2006, the Trust had WTI crude oil collars on 20,000 barrels per day to December 31, 2007. The collars, acquired at no cost to the Trust, have an average floor price of US$51.25 and an average ceiling of US$74.18. In addition, the Trust had AECO natural gas collars on 97 mmcf/day for the second and third quarters of 2006 with an average floor price of $9.00 and a ceiling of $16.09 and 35 mmcf/day for the fourth quarter of 2006 with an average floor price of $9.04 per mcf and a ceiling of $16.85. Other financial instruments are limited to Alberta electricity contracts, with positive mark-to-market values, as summarized in note 8 to the unaudited interim consolidated financial statements. Refer to the Trust’s website at www.pennwest.com for further details.

Proposed Merger

On April 16, 2006, the Trust announced that it had entered into an arrangement agreement (the “Arrangement”) with Petrofund Energy Trust

(“Petrofund”) that provides for the combination of the Trust and Petrofund (the “Combined Trust”). The Combined Trust will operate under the Penn West name and will be led by the senior management team of Penn West. The Boards of Directors of both trusts have unanimously approved the combination, have agreed to vote their units in favour of the Arrangement, and have received satisfactory fairness opinions from their respective financial advisors. Under the terms of the Arrangement, each Petrofund unit will be exchanged for 0.6 of a Penn West unit. Penn West expects to issue approximately 70 million units to effect the merger and assume Petrofund’s debt after the special distribution of $1 per Petrofund unit. The Arrangement is subject to regulatory approval and the approval of at least 66 2/3 percent of both the Penn West and Petrofund unitholders. An Information Circular and Proxy Statement, prepared jointly by the Trusts, will be mailed to unitholders of both Penn West and Petrofund in late May 2006. It is expected that the unitholder meetings to approve the transaction will be held on June 28, 2006, with the Arrangement closing on June 30, 2006.

The Combined Trust will be led by Mr. William E. Andrew as President and Chief Executive Officer and David W. Middleton as Executive Vice President and Chief Operating Officer. Subject to the approval of Penn West’s unitholders, John A. Brussa will lead the Combined Trust’s Board of Directors as Chairman. Other Directors to be nominated for the Combined Trust’s Board include William E. Andrew, James C. Smith, George H. Brookman, Murray R. Nunns and Thomas E. Phillips from Penn West’s Board and Jeffery E. Errico, James E. Allard and Frank Potter from Petrofund’s Board.

In addition, unitholders in both Trusts will receive common shares in a new publicly listed, growth oriented exploration company (“Exploreco”), which will contain assets contributed from both Penn West and Petrofund. Each Penn West unitholder will receive 0.2 of a common share in Exploreco for each Penn West unit held and each Petrofund unitholder will receive 0.12 of a common share in Exploreco for each Petrofund unit held. Members of the senior management team of Petrofund, including Jeffrey Newcommon as President and Chief Executive Officer and Glen Fischer as Chief Operating Officer, will lead Exploreco.

Outlook

Upon successful completion of the Arrangement and after the contribution of properties to Exploreco, the Combined Trust forecasts initial production of approximately 135,000 boe/d generating annualized cash flow of $1.5 billion, based on forecast prices of US$63.00 per barrel WTI for oil and C$8.00/mcf at AECO for natural gas. The Combined Trust will have an estimated annualized capital program of $600 million to $700 million and an approximate enterprise value of $11 billion at the time of the merger including approximately $1.3 billion of debt.

It is anticipated that Exploreco will be allocated properties with initial production in the range of 1,500 to 2,000 boe/d.

Sensitivity Analysis

This news release includes forward-looking statements (forecasts) under applicable securities laws. These statements are subject to known or unknown risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Sensitivities to selected key assumptions, excluding hedging impacts and prior to the potential impact of the Arrangement are outlined in the table below. ‘

	Impact on	Impact on
Change of:	cash flow(1)	net income(1)
$1.00 CAD per barrel of liquids price	16.0	10.4
Per trust unit, basic	0.10	0.06
1,000 barrels per day in liquids production	16.1	7.3
Per trust unit, basic	0.10	0.04
$0.10 CAD per mcf of natural gas price	7.2	4.9
Per trust unit, basic	0.05	0.03
10 mmcf per day in natural gas production	24.7	10.7
Per trust unit, basic	0.15	0.07
$0.01 in $CAD/$USD exchange rate	15.4	10.0
Per trust unit, basic	0.09	0.06

(1)     $ millions, except per unit amounts. The impact on cash flow and net income is computed based on 2006 forecast commodity prices and production volumes. The impact on net income further assumes that the distribution levels are not adjusted for changes in cash flow thus reducing the incremental tax rate.

Commitments

We are committed to certain payments over the next five calendar years as follows:

($ millions)	2006	2007	2008	2009	2010	There- after

Transportation	11.3	8.6	5.4	3.4	0.9	—
Transportation ($US)	2.5	1.7	1.6	1.6	1.6	7.7
Electricity	5.1	4.4	3.6	3.6	3.6	6.5
Drilling rigs	5.5	5.5	2.3	—	—	—
Office lease	4.0	4.5	4.2	4.2	2.1	1.4

Equity Instruments

Trust units issued:
As at March 31, 2006	163,793,291
Issued to employee savings plan	21,640
Issued pursuant to distribution re-investment plan	202,665
As at May 8, 2006	164,017,596

Trust unit rights outstanding:
As at March 31, 2006	9,644,725
Granted	118,250
Forfeited	(61,025)
As at May 8, 2006	9,701,950

Evaluation of Disclosure Controls

The Trust maintains a Disclosure Committee (the “Committee”) that is responsible for ensuring that all public and regulatory disclosures are sufficient, timely and appropriate, and that disclosure controls and procedures are operating effectively. The Committee includes select members of senior management, including the Chief Executive Officer, the Chief Operating Officer and the

Vice President Finance. At the end of the period covered by this report, under the supervision of the Committee, the design and operating effectiveness of the Trust’s disclosure controls and procedures are effective to ensure that any material, or potentially material, information is made known to a member of the Committee and is appropriately considered for inclusion in this report.

Accounting Pronouncements

Financial Instruments, Other Comprehensive Income

This pronouncement, effective for fiscal year ends beginning on or after October 1, 2006, addresses when to recognize, and how to measure, a financial instrument on the balance sheet and how gains and losses are to be presented.  An additional financial statement, other comprehensive income, will be required. Once implemented, the fair value of financial instruments, designated as hedges, will be included on the balance sheet as an equity item with the related mark-to-market gain or loss recognized in other comprehensive income. Consistent with current practice, financial instruments not designated as hedges will be valued at market with any related gains and losses recognized in net income of the period.

Non-Monetary transactions

Effective January 1, 2006, this accounting pronouncement requires that non-monetary transactions be measured at fair value unless certain conditions apply. This pronouncement did not impact the Trust’s reported results.

Notes to Reader

This document contains forward-looking statements (forecasts) under applicable securities laws. Forward-looking statements are necessarily based upon assumptions and judgments with respect to the future including, but not limited to, the outlook for commodity prices and capital markets, the performance of producing wells and reservoirs, and the regulatory and legal environment. Many of these factors can be difficult to predict. As a result, the forward-looking statements are subject to known or unknown risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Trust assumes no responsibility to publicly update or revise any forward-looking statements except as required by applicable securities laws.

The calculations of barrels of oil equivalent (“boe”) are based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil. This could be misleading if used in isolation as it is based on an energy equivalency conversion method at the burner tip and does not represent a value equivalency at the wellhead.

Penn West Energy Trust

Consolidated Balance Sheets

	As at	As at
	March 31,	December 31,
($ millions, unaudited)	2006	2005

Assets
Current
Accounts receivable	$180.2	$214.4
Risk management (note 8)	13.0	8.5
Other	52.9	29.0
	246.1	251.9
Property, plant and equipment (note 3)	3,769.0	3,715.2
	$4,015.1	$3,967.1

Liabilities and Unitholders’ equity
Current
Accounts payable and accrued liabilities	$283.9	$304.1
Taxes payable	12.3	11.8
Distributions payable	55.7	50.6
Deferred gain on financial instruments (note 8)	9.6	11.9
	361.5	378.4
Bank loan (note 4)	610.4	542.0
Asset retirement obligations (note 5)	193.8	192.4
Future income taxes	672.2	682.1
	1,476.4	1,416.5
Unitholders’ equity
Unitholders’ capital (note 6)	580.6	561.0
Contributed surplus (note 6)	8.5	5.5
Retained earnings	1,588.1	1,605.7
	2,177.2	2,172.2
	$4,015.1	$3,967.1

Subsequent event (note 11)

See accompanying notes to the unaudited interim consolidated financial statements.

Penn West Energy Trust

Consolidated Statements of Income and Retained Earnings

($ millions, except per	Three months ended March 31
unit amounts, unaudited)	2006	2005
Revenues
Oil and natural gas	$433.9	$405.3
Royalties	(81.5)	(72.6)
	352.4	332.7

Expenses
Operating	85.9	77.7
Transportation	5.8	5.9
General and administrative	7.0	4.3
Interest on long term debt	6.4	4.9
Depletion, depreciation and accretion (note 5)	112.5	106.7
Equity-based compensation (note 7)	3.0	18.4
Foreign exchange loss	—	1.5
Risk management activities (note 8)	(6.8)	—
	213.8	219.4
Income before taxes	138.6	113.3

Taxes
Capital	4.1	2.7
Current income	—	40.1
Future income (recovery) expense	(9.9)	3.6
	(5.8)	46.4

Net income	$144.4	$66.9

Retained earnings, beginning of period	$1,605.7	$1,393.7
Net income	144.4	66.9
Distributions declared	(162.0)	—
Dividends declared	—	(10.8)
Retained earnings, end of period	$1,588.1	$1,449.8

Net income per unit(1)
Basic	$0.88	$0.41
Diluted	$0.87	$0.41

See accompanying notes to the unaudited interim consolidated financial statements

(1)   The 2005 comparative figures have been restated to reflect the conversion ratio of three trust units issued for each Penn West common share pursuant to the plan of arrangement.

Penn West Energy Trust
Consolidated Statements of Cash Flows

	Three months ended March 31
($ millions, unaudited)	2006	2005

Operating activities
Net income	$144.4	$66.9
Depletion, depreciation and accretion (note 5)	112.5	106.7
Future income tax (recovery) expense	(9.9)	3.6
Unrealized foreign exchange loss	—	1.5
Equity-based compensation (note 7)	3.0	18.4
Risk management activities (note 8)	(6.8)	—
Payments for surrendered options	—	(7.3)
Environmental expenditures	(6.9)	(6.6)
(Increase) decrease in non-cash working capital	(28.6)	16.5
	207.7	199.7

Investing activities
Additions to property, plant and equipment, net	(158.0)	(201.7)
Decrease in non-cash working capital	19.2	0.2
	(138.8)	(201.5)

Financing activities
Increase (decrease) in bank loan	68.4	(56.1)
Issue of equity	19.6	1.7
Distributions/dividends paid	(156.9)	(6.7)
Realized foreign exchange gain	—	63.0
Increase in non-cash working capital	—	(0.1)
	(68.9)	1.8

Change in cash	—	—
Cash, beginning of period	—	—
Cash, end of period	$—	$—

Interest paid	$5.8	$4.8
Income and capital taxes paid	$3.5	$—

See accompanying notes to the unaudited interim consolidated financial statements

Notes to the Unaudited Interim Consolidated Financial Statements ($ millions, except unit and per unit amounts):

1.             Structure of the Trust

On May 31, 2005, Penn West Petroleum Ltd. (the “Company”) was reorganized into Penn West Energy Trust (the “Trust”) under a plan of arrangement (the “Plan”) entered into by the Trust and the Company and its shareholders. Shareholders received three trust units for each common share held. On June 2, 2005, the trust units commenced trading on the TSX under the symbol “PWT.UN”. The Trust was created pursuant to a trust indenture dated April 22, 2005, and amended May 31, 2005, with CIBC Mellon Trust Company appointed Trustee.

The Trust is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta. The purpose of the Trust is to indirectly explore for, develop and hold interests in petroleum and natural gas properties through investments in securities of subsidiaries and royalty interests in oil and natural gas properties. The Trust owns 100% of the common shares of the Company that carries on the business of the Trust. The activities of the Company are financed through interest bearing notes from the Trust and third party debt as described in the notes to the financial statements.

Pursuant to the terms of an NPI agreement (the “NPI”), the Trust is entitled to a payment from the Company equal to essentially all of the proceeds of the sale of production less certain specified deductions. Under the terms of the NPI Agreement, the deductions are discretionary and include the requirement to fund capital expenditures.

The Trust is required by its trust indenture to make distributions to unitholders in amounts equal to its income earned from interest on certain notes, the NPI, and any dividends paid on the common shares of the Company, less any expenses and other tax deductions of the Trust.

2.             Significant accounting policies and basis of presentation

These unaudited interim consolidated financial statements have been prepared on a continuity of interest basis as if the Trust historically carried on the business of the Company. Prior to the Plan on May 31, 2005, the consolidated financial statements included the accounts of Penn West and its subsidiaries. After giving effect to the Plan, the consolidated financial statements include the accounts of the Trust, its subsidiaries and partnerships. The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are consistent with the accounting policies described in the notes to the audited consolidated financial statements of the Trust for the year ended December 31, 2005. Accordingly, these financial statements should be read in conjunction with the Trust’s audited consolidated financial statements and notes thereto for the year ended December 31, 2005.

3.             Property, plant and equipment

	March 31,	December 31,
($ millions)	2006	2005

Oil and natural gas properties, and production and processing equipment	$5,870.7	$5,710.4
Other	14.4	14.0
	5,885.1	5,724.4
Accumulated depletion and depreciation	(2,116.1)	(2,009.2)
Net book value	$3,769.0	$3,715.2

Other than the Trust’s net share of capital overhead recoveries, no general and administrative expenses are capitalized.

An impairment test calculation was performed on the Trust’s oil and natural gas property interests at March 31, 2006, in which the estimated undiscounted future net cash flows from proved reserves, using forecast prices, exceeded the carrying amount of the Trust’s oil and natural gas property interests and the cost of unproved properties.

4.             Bank loan

	March 31,	December 31,
	2006	2005

Bankers’ Acceptances	$610.4	$542.0

As at March 31, 2006, the Company had an unsecured, extendible, three year revolving syndicated credit facility with an aggregate borrowing limit of $1,170 million that expires May 31, 2008, plus a $50 million operating credit facility. The credit facility contains provision for stamping fees on Bankers’ Acceptances and LIBOR loans, and standby fees on lines that vary depending on certain consolidated financial ratios. Letters of credit totaling $1 million (2005 - $6 million), that reduced the amount otherwise available to be drawn on the operating facility, were outstanding at March 31, 2006.

Subsequent to March 31, 2006 the credit facility was extended to May 31, 2009.

5.             Asset retirement obligations

The total uninflated and undiscounted amount to settle the obligations at March 31, 2006 was $789 million (December 31, 2005 - $777 million). The asset retirement obligation was determined by applying an inflation factor of 1.7% and discounting the inflated amount using a credit-adjusted rate of 7.5 percent (2005 - 7.5 percent) over the expected useful life of the underlying assets, which currently extends up to 50 years into the future, with an average life of 22 years. The obligations will be funded from future cash flows from operating activities.

Changes to asset retirement obligations were as follows:

	2006	2005
Asset retirement obligations at January 1,	$192.4	$180.7
Liabilities incurred during the period	2.6	2.3
Liabilities settled during the period	(6.9)	(6.6)
Accretion	5.7	4.9
Asset retirement obligations at March 31,	$193.8	$181.3

6.             Unitholders’ capital

Trust units of Penn West Energy Trust	Units	Amount

Issued to settlor for cash, April 22, 2005	1,250	$—
Exchanged for Penn West shares, May 31, 2005	163,137,018	556.1
Issued to employee trust unit savings plan	151,745	4.9
Balance, December 31, 2005	163,290,013	$561.0
Issued to employee trust unit savings plan	67,018	2.7
Issued to distribution reinvestment plan	436,260	16.9
Balance, March 31, 2006	163,793,291	$580.6

	March 31,	December 31,
Contributed surplus	2006	2005

Balance, beginning of period	$5.5	$—
Unit-based compensation expense	3.0	5.5
Balance, end of period	$8.5	$5.5

7.             Equity - based compensation

Trust unit rights incentive plan:

In May 2005, the Trust implemented a unit rights incentive plan that allows the Trust to issue rights to acquire trust units to directors, officers, employees and service providers. The number of trust units reserved for issuance shall not exceed ten percent of the aggregate number of issued and outstanding trust units of the Trust. Unit right exercise prices are administrated to be equal to the market price for the trust units based on the five day weighted average market price prior to the date the unit rights are granted. If certain conditions are met, the exercise price per unit may be reduced by deducting from the grant price the aggregate of all distributions, on a per unit basis, paid by the Trust after the grant date. Rights granted under the plan vest over a five-year period and expire six years after the date of the grant.

	Three months ended		Year ended
	March 31, 2006		December 31, 2005
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
Trust unit rights	unit rights	price	unit rights	price
Outstanding, beginning of period	9,447,625	$28.45	—	$—
Granted	333,500	39.04	10,045,325	29.73
Forfeited	(136,400)	31.55	(597,700)	28.46
Balance before reduction of exercise price	9,644,725	28.74	9,447,625	29.81
Reduction of exercise price for distributions paid	—	(0.90)	—	(1.36)
Outstanding, end of period	9,644,725	$27.84	9,447,625	$28.45
Exercisable, end of period	—	$—	—	$—

The Trust recorded compensation expense of $3.0 million for the three months ended March 31, 2006. The compensation expense is based on the fair value of rights issued and is amortized over the remaining vesting periods on a straight-line basis. The Black-Scholes option-pricing model was used to determine the fair value of trust unit rights granted with the following weighted average assumptions:

Three months ended March 31	2006
Average fair value of trust unit rights granted (per unit)
Directors and officers	$ nil
Other employees	$9.76
Expected life of trust unit rights (years)
Directors and officers	5.0
Other employees	4.5
Expected volatility (average)	20.0%
Risk free rate of return (average)	4.0%
Expected distribution rate	nil (1)

(1)     The expected distribution rate is presumed to be nil as it is expected that future distributions will provide a corresponding reduction to the exercise price of trust unit rights.

Trust unit savings plan:

The Trust has an employee trust unit savings plan (the “Savings Plan”) for the benefit of all employees. Under the Savings Plan, employees may elect to contribute up to 10 percent of their salary. The Trust matches employee contributions at a rate of $1.50 for each $1.00. Both the employee and the Trust contribution trust units may be issued from treasury at the five-day weighted average month end market price or purchased in the open market.

8.             Financial instruments

Effective July 1, 2005, the Trust elected to discontinue the designation of commodity and power financial instruments as hedges, choosing to account for these instruments using the fair value method. In accordance with the accounting recommendations, the fair value of power contracts at July 1, 2005 in the amount of $16.7 million was recorded as a deferred gain and is being taken into income over the life of the contracts. Changes in the fair value of commodity and power contracts are reflected on the balance sheet with a corresponding unrealized gain or loss in income.

The Trust had the following financial instruments outstanding as at March 31, 2006:

	Notional	Remaining		Market Value
	Volume	Term	Pricing	($ millions)

Crude Oil
WTI Costless	20,000	Apr/06	$US 47.50 to	$(29.4)
Collars	bbls/d	- Dec/06	$67.86/bbl
WTI Costless	20,000	Jan/07	$US 55.00 to	(13.5)
Collars	bbls/d	- Dec/07	$80.50/bbl
Natural Gas
AECO Costless	46,300	Apr/06	$8.64 to	17.0
Collars	mcf/d	- Oct/06	$16.25/mcf
AECO Costless	18,500	Apr/06	$9.72 to	9.9
Collars	mcf/d	- Oct/06	$17.28/mcf
AECO Costless	23,100	Apr/06	$9.07 to	9.1
Collars	mcf/d	- Sept/06	$15.12/mcf
AECO Costless	9,300	Apr/06	$9.18 to	3.6
Collars	mcf/d	- Sept/06	$15.39/mcf
AECO Costless	13,400	Oct/06	$9.18 to	1.8
Collars	mcf/d	- Dec/06	$17.39/mcf
Electricity
Alberta Power
Pool Swaps	60 MW	2006	$49.01/MWh	5.4
Alberta Power
Pool Swaps	65 MW	2007	$49.32/MWh	9.1
Total				$13.0

The following table reconciles the changes in the fair value of financial instruments no longer designated as effective accounting hedges:

Risk management:	March 31, 2006
Balance December 31, 2005	$8.5
Unrealized gain on financial instruments	4.5
Fair value, end of period	$13.0
Deferred gain on financial instruments:
Balance December 31, 2005	$(11.9)
Amortization	2.3
Ending balance	$(9.6)

9.             Income taxes

Prior to the income trust conversion, a significant portion of the Company’s taxable income was incurred in a partnership. This resulted in a significant portion of current income taxes being incurred on the partnership’s taxable income in the year following the year of inclusion in the Company’s consolidated net income. Subsequent to the income trust conversion, a lower percentage of the Trust’s taxable income will be incurred in a partnership. It is expected that future income allocations to the Trust will compensate for the increase in future taxable income to be incurred directly in the Trust’s subsidiaries.

10.           Related-party transactions

The Trust incurred $0.3 million (2005 - $0.1 million) of legal expenses with a law firm, at which one of its partners is a director of the Trust.

11.           Subsequent Event

On April 16, 2006, the Trust announced that it had entered into an arrangement agreement (the “Arrangement”) with Petrofund Energy Trust to form a combined trust. In accordance with the Arrangement, the combined trust will operate under the Penn West name and will be led by the senior management team of Penn West. Under the terms of the Arrangement, each Petrofund unit will be exchanged for 0.6 of a Penn West unit. The Arrangement is subject to regulatory approval and the approval of at least 66 2/3 percent of both the Penn West and Petrofund unitholders. It is expected that the unitholder meetings to approve the transaction will be held in late June 2006, with the Arrangement to close shortly thereafter. The Boards of Directors of both trusts have unanimously approved the combination, have agreed to vote their units in favour of the deal, and have received satisfactory fairness opinions from their respective financial advisors.

In addition, unitholders in both Trusts will receive common shares in a new publicly listed, growth oriented exploration company (“Exploreco”), which will contain assets contributed from both Penn West and Petrofund. Each Penn West unitholder will receive 0.2 of a common share in Exploreco for each Penn West unit held and each Petrofund unitholder will receive 0.12 of a common share in Exploreco for each Petrofund unit held.

Investor Information

 Penn West Energy Trust is a senior oil and natural gas income trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol PWT.UN.

A conference call will be held to discuss Penn West’s results at 9:00 a.m. Mountain Time, 11:00 a.m. Eastern Time on Wednesday, May 10, 2006. The North American conference call number is 1-866-249-2157. A taped recording will be available until Wednesday, May 17, 2006 by dialing 1-877-289-8525 or 416-640-1917 and entering pass code 21186188 followed by the number sign. This call will be broadcast live on the Internet and may be accessed directly on the Penn West website www.pennwest.com or at the following URL:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1456620.

Notes to Reader

This document contains forward-looking statements (forecasts) under applicable securities laws. Forward-looking statements are necessarily based upon assumptions and judgments with respect to the future including, but not limited to, the outlook for commodity markets and capital markets, the performance of producing wells and reservoirs, and the regulatory and legal environment. Many of these factors can be difficult to predict. As a result, the forward-looking statements are subject to known or unknown risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Trust assumes no responsibility to publicly update or revise any forward-looking statements except as required by applicable securities laws.

All dollar amounts contained in this document are expressed in millions of Canadian dollars unless noted otherwise.

Where applicable, natural gas has been converted to barrels of oil equivalent (boe) using a conversion rate of 6 mcf of natural gas equals 1 boe, however, this could be misleading if used in isolation. A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

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/For further information: please contact PENN WEST ENERGY TRUST, Suite 2200, 425 - First Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Fax: (403) 777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com, E-mail: investor_relations(at)pennwest.com; William Andrew, President and CEO, Phone: (403) 777-2502, Website: www.pennwest.com, E-mail: investor_relations(at)pennwest.com/ (PWT.UN.)